DATED THE 18TH DAY OF DECEMBER 2007

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(FORMERLY KNOWN AS TRAMFORD INTERNATIONAL LIMITED)

and

TOTAL TRUMP LIMITED

_______________________________________________________
SALE AND PURCHASE AGREEMENT
relating to shares in
CHINA NATURES TECHNOLOGY INC.
(FORMERLY KNOWN AS FUTURE SOLUTIONS DEVELOPMENT INC.)
_______________________________________________________

THIS AGREEMENT is made on the 18th day of December, 2007.

BETWEEN:–

(1)	CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION (formerly known as TRAMFORD INTERNATIONAL LIMITED), a company incorporated under the laws of British Virgin Islands with limited liability (Company No.: 161076) and whose registered office is situated at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (the “Vendor”); and

(2)	TOTAL TRUMP LIMITED, a company incorporated under the laws of British Virgin Islands with limited liability (Company No.: 1423505) and whose registered office is situated at P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Purchaser”).

WHEREAS:–

(A)	CHINA NATURES TECHNOLOGY INC. (formerly known as FUTURE SOLUTIONS DEVELOPMENT INC.) (the “Company”) is a company incorporated in the British Virgin Islands with limited liability on 28 January, 2003. The particulars of the Company are set out in Schedule 1.

(B)	As at the date of execution of this Agreement, the Vendor owns 161,604 shares with par value of US$0.01 each in the issued share capital of the Company (representing 100% of the issued share capital of the Company).

(C)	On 24 April 2007, the Company entered into an equity transfer agreement relating to Shenzhen Innoessen (as defined below) (“Shenzhen Innoessen Agreement”) with SOUTHWICK INTERNATIONAL LIMITED (“Southwick”) (a company incorporated under the laws of British Virgin Islands with limited liability (Company No.: 1381230)) in relation to the transfer of 100% equity interest in Shenzhen Innoessen to Southwick (“Shenzhen Innoessen Transfer”).

(D)	On 24 April 2007, the Company entered into an equity transfer agreement relating to Zhangzhou Innoessen (as defined below) (“ Zhangzhou Innoessen Agreement”) with SINOFIELD GROUP LIMITED (“Sinofield”) (a company incorporated under the laws of British Virgin Islands with limited liability (Company No.: 1385327)) in relation to the transfer of 100% equity interest in Zhangzhou Innoessen to Sinofield (“Zhangzhou Innoessen Transfer”).

(E)	The Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase the Sale Shares (as defined below) upon the terms and conditions contained in this Agreement after friendly consultation. The Vendor and the Purchaser understand, confirm and agree that the Shenzhen Innoessen Transfer and the Zhangzhou Innoessen Transfer have been completed on 4 December 2007 and 10 July 2007 respectively and the Sale Shares shall not include any equity interest of Shenzhen Innoessen and Zhangzhou Innoessen.

(F)	The Vendor and the Purchaser understand, confirm and agree that the Shenzhen Innoessen Transfer and the Zhangzhou Innoessen Transfer are internal corporate restructuring of the Vendor for the purpose of selling the Sale Shares. The Purchaser further understands, confirms and agrees that the Vendor may, before Completion (as defined below), procure the Company to pay the Vendor the consideration regarding Shenzhen Innoessen Transfer, in amount of HK$ 1,900,000 (“Shenzhen Innoessen Consideration”) to be received from Southwick, and the consideration regarding Zhangzhou Innoessen Transfer, in amount of HK$ 7,000,000 (“Zhangzhou Innoessen Consideration”) to be received from Sinofield.

AND NOW IT IS HEREBY AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, including recitals and schedules, unless otherwise expressed or required by context, the following expressions shall have the respective meanings set opposite thereto as follows:–

“Sale Shares” the entire issued share capital of the Company (representing the 161,604 Shares of US$0.01 each of the Company) which are beneficially owned by the Vendor.

“Conditions” conditions precedent as set out in Clause 4.

“Warranties” the representations, warranties and undertakings as set out in Clause 6 and Schedule 3 of this Agreement made or given by the Vendor.

“PRC” the People’s Republic of China (unless otherwise required by the context, it shall not include Hong Kong, Macau Special Administrative Region of the PRC and Taiwan).

“Hong Kong” Hong Kong Special Administrative Region of the PRC.

“Taxation” means all forms of tax, duty, rate, levy, tax increase, cancellation or modification of tax incentives, or other imposition imposed by taxation or other authorities in PRC, Hong Kong or elsewhere, including any related late payment penalty, interest, fine, fees and expenses in connection with any such taxation as applicable.

“Completion” the completion of the sale and purchase of the Sale Shares.

“Completion Date” has the meaning ascribed to in Clause 5.1.

“Business Day” means any day, including Saturdays, on which banks in Hong Kong are open for business.

“Share(s)” Ordinary share(s) of US$0.01 each in the capital of the Company

“Force Majeure” means all unpredictable, uncontrollable, inevitable and insuperable events occurring subsequent to the date of execution of this Agreement which prevent either party from performing all or part of its obligations thereunder, including earthquake, typhoon, flood, serious fire, war, infectious diseases listed in the Appendix to Prevention of the Spread of Infectious Diseases Regulations (Cap. 141B of the Laws of Hong Kong) or any unpredictable, inevitable or uncontrollable events, including those events construed to fall within Force Majeure events under international ordinary business practice.

“Person(s)” includes any person, limited company, unlimited company, organization, partnership, joint venture company, government organization, public body, statutory body and economic entity of any form.

“HK$” Hong Kong Dollars, the lawful currency of Hong Kong.

“US$” United States Dollars, the lawful currency of the United States of America.

“Zhejiang Company” Zhejiang University (HangZhou) Leaf Bio-technology Co., Ltd., a company established in the PRC with limited liability on 14 June 2002. The Company owns 71.43% equity interest in Zhejiang Company. The particulars of Zhejiang Company are set out in Schedule 2.

“Shenzhen Innoessen” Shenzhen Innoessen Biotech Ltd., a company established in the PRC with limited liability on 11 November 2004.

“Zhangzhou Innoessen” China Merchants Zhangzhou Development Zone Innoessen Biotech Ltd., a company established in the PRC with limited liability on 22 December 2006.

1.2	Unless otherwise stipulated in the context of this Agreement, references to Clauses and Schedules are references to Clauses and Schedules of or to this Agreement and the Schedules shall be deemed to form part of this Agreement.

1.3	If allowed by the context, references to the Vendor and the Purchaser shall be deemed to include its respective successors and authorized assignees.

1.4	The headings to the Clauses of this Agreement are for ease of reference only and shall be ignored in interpreting this Agreement.

1.5	Reference to ordinances, statutes, legislation or enactments under this Agreement shall be construed as a reference to such ordinances, statutes, legislation or enactments as may be amended or re-enacted from time to time. If the execution or interpretation of the relevant ordinances, statutes, legislation or enactments has been varied or amended by the court with jurisdiction or other authorities, a reference to such ordinances, statutes, legislation or enactments shall be construed as a reference to such ordinances, statutes, legislation or enactments after such variation or amendment. However, if, before the amendment, re-enactment or variation of the relevant ordinances, statutes, legislation or enactments, the Vendor does not have liability for breach of this Agreement, then the Vendor should not and need not bear any liability for breach of this Agreement because of such amendment, re-enactment or variation of such relevant ordinances, statutes, legislation or enactments.

2. SALE AND PURCHASE OF THE SALE SHARES

2.1	Subject to the terms and conditions contained in this Agreement, the Vendor, as beneficial owner, agrees to sell and the Purchaser agrees to purchase the Sale Shares and together with related rights, interests, rights to claim and legal or all associated rights and interests (including but not limited to the declaration, distribution or payment of all profits, dividends and distributions on or after the Completion Date) attached to the Sale Shares free from all claims, liabilities, liens, pledges, charges, equitable rights, rights to claim and third party rights of whatsoever nature.

2.2	Upon the Completion Date, the Purchaser shall enjoy and bear, and the Vendor shall cease to enjoy and bear all the rights and obligations attached to the Sale Shares.

2.3	For the avoidance of doubt, the Vendor and the Purchaser hereby specifically confirm and agree that the Shenzhen Innoessen Transfer and the Zhangzhou Innoessen Transfer have been completed on 4 December 2007 and 10 July 2007 respectively and the Sale Shares shall not include any equity interest of Shenzhen Innoessen and Zhangzhou Innoessen. The Vendor and the Purchaser understand, confirm and agree that the Shenzhen Innoessen Transfer and the Zhangzhou Innoessen Transfer are internal corporate restructuring of the Vendor for the purpose of selling the Sale Shares. The Purchaser expressly, irrevocably, unconditionally confirms and agrees that the Vendor shall have the right to procure the Company to gratuitously assign or as an absolute gift transfer to the Vendor or its assignee the Shenzhen Innoessen Consideration received from Southwick and the Zhangzhou Innoessen Consideration received from Sinofield (or in other form of payment or settlement of the consideration of the Sale Shares as otherwise agreed by the Vendor and the Company). The Purchaser agrees not to make enquiries, interrogations, investigations or claims at any time regarding the payment or settlement of the consideration in relation to the said equity transfers.

3. CONSIDERATION

The consideration for the Sale Shares shall be HK$10,000,000 (the “Consideration”). The Purchaser shall pay the first installment of the Consideration in amount of HK$1,000,000 (the “First Payment”) to an account designated by the Vendor (or in other manner as agreed by the Vendor and the Purchaser) prior to 31 December 2007. The balance of the Consideration in amount of HK$9,000,000 (the “Residual Payment”) shall be paid to an account designated by the Vendor (or in other manner as agreed by the Vendor and the Purchaser) on the Completion Date.

4. CONDITIONS PRECEDENT

4.1	Completion of the Sale Shares under this Agreement shall be conditional upon the following conditions being fulfilled:–

(a)	board resolutions of the Company, approving the transfer of the Sale Shares contemplated hereunder, the cancellation of the original share certificate of the Vendor, and the issuance of a new share certificate to the Purchaser;

(b)	board resolutions of the Vendor, approving the transfer of the Sale Shares contemplated hereunder;

(c)	board resolutions of the Purchaser approving the transfer of the Sale Shares contemplated hereunder; and

(d)	the Purchaser has paid the First Payment to the Vendor.

4.2	If any of the above conditions has not been fulfilled or waived within twelve (12) months (or such later date as may be agreed between the parties in writing) following the date of execution of this Agreement, this Agreement shall terminate automatically. If by any reason attributed to the Vendor any of the Conditions has not been fulfilled within the above time limit, the Purchaser shall have the right to claim for refund of the First Payment. On the contrary, if by any reason attributed to the Purchaser any of the Conditions has not been fulfilled within the above time limit, the Vendor has the right to forfeit the First Payment.

5. COMPLETION

5.1	Completion of the Sale Shares shall take place on or before the fifteenth (15th) Business Day (or such other date agreed by the parties) upon the fulfillment (and/or waiver, as the case may be) of all Conditions as set out in Clause 4.1.

5.2	On the Completion Date, the Vendor shall deliver the executed Instrument of Transfer of the Sale Shares and the relevant share certificates to the Purchaser, and the Purchaser shall pay the Residual Payment to the Vendor (or such other date agreed by the parties in writing).

6. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE VENDOR

6.1	The Vendor hereby represents and warrants to and undertakes with the Purchaser that the statements under Clause 6.1 and in Schedule 3 are as at the date hereof and will be for all times up to and including the Completion Date, true and accurate in all respects and not misleading in any respect. Any disclosure or representation (including but not limited to practical or legal requirements) of other matters or documents not expressly given under this Agreement shall not imply any representation, warranty or undertaking by the Vendor, and shall not be construed as broadening the scope of any warranty or undertaking.

6.2	The Vendor hereby undertakes to the Purchaser that (a) if any of the Warranties have been breached or (b) if any of the Warranties are untrue, misleading or inaccurate in any material respect or (c) if the Vendor fails to perform any of its duties or obligations under this Agreement, the Vendor irrevocably and unconditionally agrees to indemnify the Purchaser in respect of all its loss, debts, additional reasonable costs and expenses incurred by the Purchaser arising therefrom and pay damages to the Purchaser (regardless of whether this Agreement has been completed or not, and/or whether the Purchaser has given the Vendor or other persons any allowance regarding the time or other respect in relation to the incidents above). This right of the Purchaser under Clause 6.2 shall be in addition and without prejudice to any other rights and remedies available to it under this Agreement or otherwise.

7. WARRANTIES BY THE PURCHASER

7.1	The Purchaser hereby represents and warrants to and undertakes with the Purchaser that the statements under Clause 7 are as at the date hereof and will be for all times up to and including the Completion Date, true and accurate in all respects and not misleading in any respect. Any disclosure or representation (including but not limited to practical or legal requirements) of other matters or documents not expressly given under this Agreement shall not imply any representation, warranty or undertaking by the Purchaser, and shall not be construed as broadening the scope of any warranty or undertaking.

7.2	If the Purchaser fails to pay any part of the Consideration to the Vendor on the date agreed under this Agreement, the Purchaser shall, according to the date of deferred payment, indemnify the Vendor at a rate of one-thousandth (0.1%) of the due payment each day. If the Vendor initiates a claim to court due to the Purchaser’s failure to pay the Consideration as required under this Agreement, the Purchaser shall irrevocably agree to accept the jurisdiction of Hong Kong and shall not make any objection.

7.3	The Purchaser hereby agrees to return to the Vendor all the materials and information in connection with the Agreement and/or the Company obtained from the Vendor upon the termination of this Agreement for any reason and the Purchaser further undertakes not to make use of such information for its own benefit or to cause any harm to the Company or its Group, unless such information has already been disclosed to the Purchaser or are deemed to be public information (which is not caused by any action or fault of the Purchaser or its advisors).

7.4	The Purchaser hereby represents, warrants and undertakes to the Vendor that based on any information relating to the Vendor and the Sale Shares obtained by the Purchaser (whether practically or as required by law) and by due diligence conducted by the Purchaser or its representative on or before the Completion Date, provided that the warranties under Clause 6.1 and in Schedule 3 of this Agreement are true, accurate and not misleading in any respect, the Purchaser irrevocably and unconditionally agrees to waive the rights and remedies enjoyed by the Purchaser under Clauses 6.2 (a) and (b).

8. RESTRICTION ON DISCLOSURE

8.1	Save for the disclosure to their respective professional advisers and senior management and employees who are under a duty of confidentiality, neither of the parties hereto shall, before or after Completion, disclose any confidential information concerning the parties hereto, the Company and the transaction contemplated herein to any third party without the prior written consent of the other party hereto, (unless required by the laws or regulations in the United States of America, British Virgin Islands, the PRC and Hong Kong (including applicable listing rules) or court order of United States of America, British Virgin Islands, PRC and Hong Kong).

8.2	Save as required by any applicable laws of Hong Kong and the PRC or NASDAQ or any governmental or regulatory authorities, no announcement in connection with the subject matter of this Agreement shall be made by any party without the prior written approval of the other party.

9. FORCE MAJEURE

9.1	Neither of the parties shall be liable for any failure or any delay to perform its obligation in connection with any force majeure event and the period to perform such obligations may be extended accordingly.

9.2	The party exposed to force majeure event shall provide a written notice to the other party immediately following the occurrence of the force majeure event and shall provide sufficient evidence regarding the occurrence of the force majeure event and its continual period within fifteen (15) days following such occurrence to the other party. The party exposed to force majeure event shall use all its reasonable endeavors to terminate such force majeure event.

9.3	The parties shall agree to use all their respective reasonable endeavors to negotiate to find out a fair solution and mitigate the consequences of the force majeure event upon occurrence of such force majeure event.

10. GOVERNING LAW

The execution, effectiveness, interpretation, performance and dispute resolution of this Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereto unconditionally and irrevocably agree to submit to the non-exclusive jurisdiction of the courts of Hong Kong

11. MISCELLANEOUS

11.1	COSTS AND EXPENSES

Each of the parties shall bear their own legal and professional fees, costs and expenses in the negotiation, preparation, execution and completion of this Agreement.

11.2	TAXATION

All forms of tax incurred in connection with the transfer of the Sale Shares (if any) shall be borne by the Vendor and the Purchaser in equal shares.

11.3	NOTICE

The Purchaser has authorised Arculli Fong & Ng LLP (address set out below) as its process agent to receive any Hong Kong legal document sent by the other party.

Arculli Fong & Ng LLP
Address	:	Room 908, 9/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong

Any notice or other communication to be given under this Agreement shall be in writing. Any notice or other communication given or made under this Agreement shall be delivered personally or sent by pre-paid post at the address of the relevant party set out below (or such other address as the addressee has by five (5) Business Days prior written notice specified to the other party):–

To the Vendor Name	:	China Technology Development Group Corporation

Address : Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong

Fax Number Attention	: :	+852 3112 8410 Mr. Li Alan

To the Purchaser
Name Address Fax Number	: : :	Total Trump Limited 5D, Block 7, Yu De Jia Yuan, Nanshan, Shenzhen, PRC
Attention	:	Ms. Wang Xiaolan

Any such notice, demand or communication shall be deemed to have been duly served:–

(a)	if given or made by hand, when actually delivered to the relevant address;

(b)	if given or made by letter, two (2) Business Days after posting; or

(c)	if given or made by facsimile, when despatched with confirmed answerback.

11.4	WAIVER

Non-performance of the rights and remedies by any party under this Agreement shall not be deemed or in any way not be construed as a waiver of any of its rights and remedies hereunder. The performance of rights and remedies shall not be affected by the partial performance of such rights and remedies by any Party.

11.5	CUMULATIVE

The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies and shall be supplemented by the current or future rights and remedies provided by law, regulation, contract or other regulation.

11.6	ILLEGALITY

If at any time any one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect, the validity, legality and enforceability of the remaining provisions hereof shall not thereby in any way be affected or impaired. If those provisions which are illegal, invalid or incapable of specific performance can be made to become legal, valid or capable of specific performance after appropriate amendment, then the parties hereto agree that the relevant provisions have already been amended.

11.7	ASSIGNMENT

The rights and obligations under this Agreement shall not be assigned or transferred by any party without the prior written consent of the other party.

11.8	AMENDMENT

This Agreement shall not be amended, except by an instrument in writing signed by each of the parties, otherwise any such amendment shall be ineffective, save and except for the amendments made under Clause 11.6

11.9	CONSEQUENCE OF THE COMPLETION

Those provisions (including representations, warranties and undertakings) which have not performed at Completion shall remain effective upon and after Completion.

11.10	TIME

Time shall be of the essence of this Agreement. Any time, date and period (if any) mentioned in this Agreement may be amended (if permitted) by mutual written consent between the parties or their respective authorized representatives.

11.11	FURTHER ASSURANCE

The parties hereto shall execute all such deeds and documents and do such acts and things as may reasonably be required for the purpose of giving full force and effect to this Agreement.

11.12	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding between the parties hereto in connection with the subject matter of this Agreement and supersedes all previous agreements (whether oral, written or otherwise) or understandings relating thereto (save as expressly provided or reserved herein).

11.13	EXEMPTION

The parties hereby confirm respectively that the acquisition transaction contemplated in the Agreement belongs to business activities. The parties hereby irrevocably agree that neither of the parties shall declare or defend to be exempted from the governing law by reason of state sovereignty or other reasons in any litigation initiated in any jurisdiction and in any time. If either party of this Agreement enjoys right of exemption in any jurisdiction, the said party hereby irrevocably agrees to waive such right of exemption.

11.14	INDEPENDENT LEGAL ADVICE

Each party hereto hereby confirms that before the execution of this Agreement, it has obtained independent legal advice concerning the terms and conditions of this Agreement and it further acknowledges that it understands the objective, nature and consequence of this Agreement and it executes this Agreement at its own will.

11.15	COUNTERPART

This Agreement is written in Chinese and executed in two originals. Each of the Vendor and the Purchaser shall keep one original.

SCHEDULE 1
SCHEDULE 2
SCHEDULE 3

IN WITNESS whereof this Agreement has been executed on the day and year first above written.

SIGNED by Li Alan	)
for and on behalf of	)
CHINA TECHNOLOGY DEVELOPMENT	)
GROUP CORPORATION	)
in the presence of:	)
SIGNED by Wang Xiaolan	)
for and on behalf of	)
TOTAL TRUMP LIMITED	)
in the presence of:	)